October 21, 2016

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation Form 10-K for the Fiscal Year Ended December 31, 2015 Response Dated October 5, 2016 File No. 1-10447

Dear Mr. Skinner:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 13, 2016 regarding our 2015 Form 10-K. For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business and Properties, page 7

Proved Undeveloped Reserves, page 11

1.	Please clarify for us the extent to which any of the drilled but uncompleted “DUC” wells identified in your response to prior comments one and two will not be completed and the related proved undeveloped reserves converted to developed status within five years of initial disclosure. If there are any such wells, provide us with the net quantities of proved reserves, and an explanation of the circumstances that would justify a time period longer than five years to conclude the development of those reserves.

Response

In response to the staff’s comment, as of December 31, 2015, we had 315.5 Bcfe of PUD reserves associated with our 2015 DUC inventory, which represents 3.85% of our total proved reserves, that are expected to be completed beyond five years of their initial disclosure. Our development plan contemplates completing approximately 278.0 Bcfe of these DUC wells in 2016 and the remaining 37.5 Bcfe in 2017, at which time the related reserves will be converted to developed status. We believe that the reserves associated with our 2015 DUC inventory are properly classified as PUD reserves pursuant to Rule 4-10(a)(31)(ii) of Regulation S-X, which requires that a development plan has been adopted indicating that they are scheduled to be drilled within five years. Given the fact that we drilled these DUC wells within five years of initial disclosure and we currently have ongoing significant development activities in the respective areas to be developed under an approved and adopted development plan, we believe PUD classification of these reserves is justified and appropriate as of December 31, 2015.

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If you have any questions or require additional information, you may contact Scott C. Schroeder at (281) 589-4993 or the undersigned at (281) 589-4848.

Sincerely,

/s/ Todd M. Roemer
Todd M. Roemer Principal Accounting Officer Controller

cc:	Mr. John Hodgin, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Ms. Deidre L. Shearer, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Andrew J. Ericksen, Baker Botts L.L.P.
Mr. Douglas T. Parker, PricewaterhouseCoopers LLP